

November 22, 2011

Via E-mail
Dwight Brunoehler
Chief Executive Officer
Biostem U.S. Corporation
1266 Turner Street
Clearwater, FL 33756

> **Re: Biostem U.S. Corporation**
> **Amendment No. 2 to Form 10**
> **Filed November 14, 2011**
> **File No. 000-54490**

Dear Mr. Brunoehler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Business, page 2

1. Please revise your disclosure to provide management's estimate of when it intends to be in a position to resume its marketing efforts and efforts to expand its medical affiliate network.

2. We note your response to comment 3 from our letter dated October 27, 2011. Please expand your disclosure to address how you intend to pay for a license of technology from the university as discussed on page 4 and clarify whether such amount is included in the approximately $2 million you anticipate requiring in the next 12 months. Also, please explain your reference to the "proof-of-principle stage."

Risk Factors, page 5

3. Please include a risk factor addressing the risks associated with the shares you issued to NVO, LLC pursuant to your consulting agreement with that entity. Your disclosure

Dwight Brunoehler
Biostem U.S. Corporation
November 22, 2011
Page 2

should address the dilution shareholders will experience when such shares vest, as well as the total expense associated with the issuance of such shares as discussed on page 15.

"Our CFO, John Satino, is involved in another business which may cause him to devote less time to our business and may create certain conflicts of interest," page 7

4. Please revise the caption to this risk factor to also reference Mr. Satino's additional roles and responsibilities with your company as its President and Director.

John Satino, Director, President and Chief Financial Officer, page 20

5. We note your response to comment 7 from our letter dated October 27, 2011. Please clarify whether the company is funding any of Mr. Satino's medical research in the area of hair transplant methodologies. We also note your statement on page 7 that Mr. Satino has an employment agreement with the company. Please file it as an exhibit to your amended registration statement. See Item 601(b)(10) of Regulation S-K.

Exhibit 99.3, Form 10-Q for the Fiscal Quarter Ended August 31, 2011

Item 4: Controls and Procedures, page 3

6. We have considered your response to comment 13 of our letter dated September 26, 2011 and note that the second paragraph of page 3 of the August 31, 2011 Form 10-Q/A#1 includes disclosures about management's assessment, in accordance with Item 308 of Regulation S-K, that *internal controls* are not effective. We reiterate comment 13 of our letter dated September 26, 2011. Please revise to disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's *disclosure controls* and as of the end of the period covered by the this Form 10-Q as required by Item 307 of Regulation S-K.

You may contact Joe Kempf, Staff Accountant at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director